UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
______________

SCHEDULE 13D
(Amendment 2)*
Under the Securities Exchange Act of 1934

RMR REAL ESTATE INCOME FUND
(Name of Issuer)
Common Shares of Beneficial Interest, $0.001 par value
(Title of Class of Securities)
76970B101
(CUSIP Number)
Vern Larkin c/o RMR Advisors LLC Two Newton Place 255 Washington Street, Suite 300 Newton, Massachusetts 02458 (617) 219-1453
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With a copy to:
Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3406

October 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Barry M. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
850,622
	8	SHARED VOTING POWER (See Item 5)
59,181
	9	SOLE DISPOSITIVE POWER (See Item 5)
850,622
	10	SHARED DISPOSITIVE POWER (See Item 5)
59,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,803
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 amends the Schedule 13D filed by Barry M. Portnoy with the Securities and Exchange Commission (the "SEC") on February 7, 2013, as previously amended by Amendment No. 1 filed with the SEC on October 14, 2015 (the original Schedule 13D, as previously amended, the "Schedule 13D"). This Amendment No. 2 is being filed to reflect the acquisition of additional Shares (as defined below) by Mr. Portnoy, as more fully described below. Except as amended herein, the Schedule 13D is unchanged.
Item 1.	Security and Issuer.
"Item 1. Security and Issuer" of the Schedule 13D is hereby amended and restated as follows:
The class of equity securities to which this statement relates is the common shares of beneficial interest, par value $0.001 per share (the "Shares"), of RMR Real Estate Income Fund ("RIF"), a Maryland statutory trust registered as a closed end management investment company under the Investment Company Act of 1940 (the "1940 Act"), with its principal executive offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.
On January 20, 2012, Old RMR Real Estate Income Fund merged with and into RMR Asia Pacific Real Estate Fund, which was subsequently renamed "RMR Real Estate Income Fund".  RMR Asia Pacific Real Estate Fund, now named RMR Real Estate Income Fund, is the issuer referred to in this Schedule 13D and defined above as "RIF".  All further references to the issuer in this Schedule 13D will be to "RIF". On April 18, 2017, RIF was redomesticated as a Maryland statutory trust from a Delaware statutory trust.

Item 2.	Identity and Background.
"Item 2. Identity Background" of the Schedule 13D is hereby amended and restated as follows:
(a)  The Reporting Person is Barry M. Portnoy.
(b)  The business address of Mr. Portnoy is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.
(c)  Mr. Portnoy is a Managing Trustee and Portfolio Manager of RIF, as well as a Director of RMR Advisors LLC ("RMR Advisors"), RIF's investment adviser.  Mr. Portnoy is also a trustee and an owner of ABP Trust and a director of The RMR Group Inc. ("RMR Inc.").  ABP Trust is the controlling shareholder of RMR Inc. and holds membership interests in The RMR Group LLC ("RMR LLC"), a company that provides management services to other companies, including real estate investment trusts.  RMR Inc. is the managing member of RMR LLC, which wholly owns RMR Advisors.
Mr. Portnoy is also a Managing Trustee of Tremont Mortgage Trust ("TRMT"), Government Properties Income Trust ("GOV"), Hospitality Properties Trust ("HPT"), Select Income REIT ("SIR") and Senior Housing Properties Trust ("SNH"), each of which is a publicly traded real estate investment trust. TRMT primarily focuses on originating and investing in first mortgage loans secured by middle market and transitional commercial real estate. GOV primarily invests in properties that are majority leased to government tenants. HPT owns hotels and travel centers. SIR primarily owns net leased, single tenant properties. SNH primarily owns healthcare, senior living and medical office buildings.
Mr. Portnoy is also a Managing Director of Five Star Senior Living Inc., which is a public real estate based operating company in the healthcare and senior living services business, and TravelCenters of America LLC ("TA"), which is a public real estate based operating company in the travel center, convenience store and restaurant business; a Director of Affiliates Insurance Company, which is a privately owned Indiana insurance company, and Tremont Realty Advisors LLC, which is a wholly-owned subsidiary of RMR LLC that is registered as an investment adviser, advising TRMT and private funds and separately managed accounts that invest in commercial real estate debt; and a Director and an owner of Sonesta International Hotels Corporation, which is a private company that operates and franchises hotels, resorts and cruise ships. The business address for all entities, except TA, described above is c/o The RMR Group LLC, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The business address for TA is 24601 Center Ridge Road, Westlake, Ohio 44145.
(d)  Mr. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)  During the last five years, Mr. Portnoy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Mr. Portnoy is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration.
"Item 3. Source and Amount of Funds or Other Consideration" of the Schedule 13D is hereby amended and restated as follows:
On January 20, 2012, Old RMR Real Estate Income Fund ("Old RIF") merged with and into RIF (the "Reorganization").  In the Reorganization, Old RIF shareholders received newly issued common shares from RIF in exchange for Old RIF common shares. In connection with the Reorganization, Mr. Portnoy acquired an amount of RIF common shares with an aggregate net asset value equal to the aggregate net asset value of the Old RIF common shares owned by Mr. Portnoy on January 20, 2012.  Therefore, on January 20, 2012, Mr. Portnoy acquired 311,200.151 Shares.  Additionally, RMR Advisors acquired 16,592.216 Shares in the Reorganization on January 20, 2012.  Prior to the Reorganization, Mr. Portnoy owned 41,874.183 Shares and RMR Advisors owned 10,553.606 Shares.
On June 2, 2015, Mr. Portnoy, then majority owner of RMR Advisors, together with RMR Advisors' other owner, transferred all of the shares of RMR Advisors they then directly owned to ABP Trust, a Maryland statutory trust of which Mr. Portnoy is majority owner (and of which the same other former direct owner of RMR Advisors is also an owner).  On June 3, 2015, RMR Advisors distributed all of the Shares it then owned to ABP Trust, its then sole member

(the "Distribution") and ABP Trust contributed all of the ownership of RMR Advisors to RMR LLC.  Mr. Portnoy may be deemed to be a beneficial owner of Shares held by ABP Trust due to his majority ownership of ABP Trust; however, Mr. Portnoy disclaims beneficial ownership of Shares owned by ABP Trust except to the extent that he may have a pecuniary interest therein.  Prior to the Distribution, RMR Advisors owned 33,579 Shares.
On October 13, 2015, Mr. Portnoy entered into a share purchase agreement (the "Share Purchase Agreement") with Mr. Gerard M. Martin. Pursuant to that agreement, Mr. Portnoy acquired 47,532 Shares from Mr. Martin for an aggregate cash purchase price of approximately $871,736.88, or $18.34 per Share. Mr. Martin is a former owner of RMR Advisors and of RMR LLC and a former Trustee of RIF or its predecessor funds. Mr. Portnoy funded the acquisition of Shares under the Share Purchase Agreement with cash on hand.
Mr. Portnoy participates, in his capacity as a RIF shareholder, in a dividend reinvestment plan ("DRIP") offered by his broker whereby all cash distributions he receives from RIF are automatically reinvested in additional Shares. In its capacity as a RIF shareholder, RMR Advisors also participated, and ABP Trust now participates, in a DRIP whereby all cash distributions it receives from RIF are automatically reinvested in additional Shares.  Mr. Portnoy participates in a DRIP in order to further demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF.  The funds used for the purchases described in Item 5 below as pursuant to a DRIP were sourced from RIF's cash distributions to Mr. Portnoy and ABP Trust, as RIF shareholders, and were reinvested in additional Shares pursuant to a DRIP.
On August 11, 2017, RIF announced the commencement of a pro rata offering (the "Rights Offering") of transferable rights (the "Rights") to holders of Shares, as of a record date of August 21, 2017 ("Record Date Shareholders"), entitling the holders of such Rights to subscribe for up to an aggregate of 2,550,502 of RIF's Shares. Record Date Shareholders received one Right for each outstanding whole Share held on the record date. The Rights entitled their holders to purchase one new Share for every three Rights held. The subscription price per Share was $17.74 (the "basic subscription privilege"). The Rights Offering also included an oversubscription privilege, which entitled Record Date Shareholders who fully exercised their basic subscription privilege to purchase, at a price of $17.74 per Share, additional Shares, subject to availability and pro rata allocation of Shares among Record Date Shareholders exercising such oversubscription privilege. The Rights expired on September 19, 2017 at 5:00 p.m. Eastern time.
Following the conclusion of the Rights Offering, offered Shares that were not purchased by other Record Date Shareholders were allocated pro rata among Record Date Shareholders exercising their oversubscription privileges based on the number of Shares each of those Record Date Shareholders owned on the record date and subject to the number of Shares subscribed for by the applicable Record Date Shareholders. Mr. Portnoy and ABP Trust exercised their basic subscription privileges in full and oversubscription privileges to purchase Shares issued in the Rights Offering. Mr. Portnoy purchased 186,271 Shares from the exercise of his basic subscription privilege, plus an additional 96,026 Shares pursuant to the oversubscription privilege. ABP Trust purchased 12,960 Shares from the exercise of its basic subscription privilege, plus an additional 6,682 Shares pursuant to the oversubscription privilege. Mr. Portnoy and ABP Trust exercised their basic subscription privileges on September 14, 2017, and on September 25, 2017 the third-party subscription agent for the Rights Offering determined the allocations to be made to the Record Date Shareholders who exercised their oversubscription privileges. Mr. Portnoy funded his acquisition of Shares pursuant to the Rights Offering with personal funds, and ABP Trust funded its acquisition of Shares pursuant to the Rights Offering with working capital cash on hand.
Item 4.	Purpose of Transaction.
"Item 4. Purpose of Transaction" of the Schedule 13D is hereby amended and restated as follows:
The transactions which may require the filing of this statement are described in Item 5 below.  Mr. Portnoy acquired Shares pursuant to the Share Purchase Agreement because he believed the Shares offered by Mr. Martin represented a good investment opportunity to acquire a large number of Shares and in order to demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF.  Mr. Portnoy participates in a DRIP in order to further demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF.  Mr. Portnoy participated in the Rights Offering because he believed purchasing Shares in that offering represented a good investment opportunity and in order to prevent the net asset value and voting dilution that would have occurred if he had declined to participate, as well as to demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF. Mr. Portnoy may acquire additional Shares as a result of his participation in a DRIP or otherwise. Mr. Portnoy's acquisition of Shares in the Rights Offering was exempted from Section 13(d) of the Securities Exchange Act of 1934, as amended, by virtue of Rule 13d-6 thereunder.
Other than as described above, Mr. Portnoy, in his capacity as a RIF shareholder, has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of RIF, or the disposition of securities of RIF; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving RIF; (c) a sale or transfer of a material amount of assets of RIF; (d) any change in the present Board of Trustees or management of RIF, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of RIF; (f) any other material change in RIF's business or corporate structure; (g) changes in RIF's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of RIF by any person; (h) causing a class of securities of RIF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of RIF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above. Depending on various factors, including, without limitation, RIF's financial position and strategic direction, the price levels of Shares, conditions in the securities market and general economic and industry conditions, Mr. Portnoy may in the future, in his capacity as a RIF shareholder, change his intention with respect to any and all matters referred to in subparagraphs (a) – (j) above.

Item 5.	Interest in Securities of the Issuer.
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated as follows:
(a) Mr. Portnoy currently directly owns 850,622 Shares, or approximately 8.3% of the issued and outstanding Shares, and ABP Trust currently directly owns 59,181 Shares, or approximately 0.6% of the issued and outstanding Shares.  Mr. Portnoy may be deemed to be a beneficial owner of Shares directly owned by ABP Trust due to his majority ownership of ABP Trust; however, Mr. Portnoy disclaims beneficial ownership of Shares directly owned by ABP Trust except to the extent that he may have a pecuniary interest therein. Mr. Portnoy may therefore be deemed to beneficially own 909,803 Shares, or approximately 8.9% of the issued and outstanding Shares.
(b) Mr. Portnoy has sole power to vote or dispose of 850,622 Shares and may be deemed to have shared power to vote or dispose of 59,181 Shares.  As indicated, ABP Trust currently directly owns 59,181 Shares and thus Mr. Portnoy may share the power to vote or dispose of such Shares with ABP Trust, though Mr. Portnoy disclaims beneficial ownership of those Shares except to the extent that he may have a pecuniary interest therein.  ABP Trust is a statutory trust organized under the laws of the State of Maryland.  ABP Trust's principal office is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  ABP Trust's principal business is holding membership interests in RMR LLC and being the controlling shareholder of RMR Inc.  During the last five years, ABP Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(c)  Except as set forth in Item 3, during the last 60 days, no transactions in the Shares were effected by Mr. Portnoy. DRIP transactions during the last 60 days are set forth in the following chart:
Purchaser	Date	Amount of Shares	Price Per Share	Where/How Effected
ABP Trust	October 2, 2017	659	$19.46	NYSE American, pursuant to a DRIP
Barry M. Portnoy	September 29, 2017	9,512	$19.386	NYSE American, pursuant to a DRIP

(d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities beneficially owned, or which may be deemed to be beneficially owned, by Barry M. Portnoy covered by this Schedule 13D except that the officers and trustees of ABP Trust may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities directly owned by ABP Trust covered by this Schedule 13D.  Other than Barry M. Portnoy, no officer or trustee of ABP Trust has an interest in the Shares that exceeds more than five percent of the total outstanding Shares.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  October 12, 2017

/s/ Barry M. Portnoy
Barry M. Portnoy